58th Floor, China World Tower A No.1 Jian Guo Men Wai Avenue Beijing 100004, P.R. China

Steve Lin To Call Writer Directly +8610 5737 9315 steve.lin@kirkland.com	Telephone: +8610 5737 9300 Facsimile: +8610 5737 9301 www.kirkland.com

August 10, 2023

VIA EDGAR

Mr. Robert Shapiro

Mr. Lyn Shenk

Ms. Rucha Pandit

Mr. Dietrich King

Office of Trade & Services

Division of Corporation Finance

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jinxin Technology Holding Company

Registration Statement on Form F-1

CIK No. 0001967631

Dear Mr. Shapiro, Mr. Shenk, Ms. Pandit and Mr. King:

On behalf of our client, Jinxin Technology Holding Company, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

In accordance with the Jumpstart Our Business Startups Act, as amended, the Company is, concurrently with the Registration Statement, filing the draft registration statement and all amendments thereto that were previously submitted for the non-public review of the staff of the Commission (the “Staff”). The Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size, and to launch the road show for the offering no earlier than 15 days after the date hereof, subject to market conditions and the review of the Staff. The Company would greatly appreciate the Staff’s continuing assistance and support to the Company in meeting the proposed timetable for the offering.

***

If you have any questions regarding the Registration Statement, please contact me at steve.lin@kirkland.com, + 86 10 5737 9315 (work) or +86 18610495593 (cell), or Justin Zhou at justin.zhou@kirkland.com, + 86 10 5737 9323 (work) or +86 18614200658 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ Steve Lin
Steve Lin

Licensed foreign lawyers only

Austin Bay Area Boston Brussels Chicago Dallas Hong Kong Houston London Los Angeles Miami Munich New York Paris Salt Lake City Shanghai Washington, D.C.

Office of Trade & Services Division of Corporation Finance U.S. Securities and Exchange Commission August 10, 2023 Page 2

Enclosure

c.c.

Jin Xu, Chairman of the Board of Directors and Chief Executive Officer, Jinxin Technology Holding Company

Jun Jiang, Director and Chief Operating Officer, Jinxin Technology Holding Company

David Zhang, Esq., Partner, Kirkland & Ellis

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Justin Zhou, Esq., Partner, Kirkland & Ellis International LLP

Patrick Wong, Partner, WWC Professional Corporation Limited

Ying Li, Esq., Partner, Hunter Taubman Fischer & Li LLC

Guillaume de Sampigny, Esq., Partner, Hunter Taubman Fischer & Li LLC